UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)
HEARST-ARGYLE TELEVISION, INC.
(Name of the Issuer)
HEARST-ARGYLE TELEVISION, INC.
(Name of Person(s) Filing Statement)
Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)
Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
(212) 887-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Charles I. Cogut, Esq.
Sean D. Rodgers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$78,541,655	$4,383

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc., par value $0.01 per share (the “Series A Shares”), not beneficially owned by The Hearst Corporation at a purchase price of $4.50 per Series A Share, net to the seller in cash. As of April 27, 2009, there were 52,955,681 Series A Shares outstanding, of which 35,501,980 are beneficially owned by The Hearst Corporation. Accordingly, this calculation assumes the purchase of 17,453,701 Series A Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,383

Form or Registration No.:	Schedule TO-T

Filing Party:	Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation, The Hearst Family Trust and Hearst-Argyle Television, Inc.

Date Filed:	May 4, 2009

Item 15. Additional Information
Item 16. Exhibits
SIGNATURE

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle” or the “Company”) to amend and supplement certain portions of the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2009 (as amended, the "Schedule 13E-3”). This Schedule 13E-3 relates to the tender offer by Hearst Broadcasting, Inc. (“Hearst Broadcasting”), an indirect and wholly-owned subsidiary of The Hearst Corporation, to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the "Series A Shares”) of the Company (the “Offer”) not owned by Hearst Broadcasting. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Tender Offer Statement on Schedule TO initially filed by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. (collectively, “Hearst”) and Hearst-Argyle with the SEC on May 4, 2009, as amended by Amendment No. 1 filed with the SEC on May 20, 2009 by Hearst and Amendment No. 2 filed with the SEC on June 3, 2009 by Hearst (as amended or supplemented from time to time, the “Schedule TO”).
     Concurrently with the filing of this Amendment No. 1 to the Schedule 13E-3, the Company has filed Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by the Company on May 4, 2009, as amended by Amendment No. 1 filed on May 20, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”). Capitalized terms used in this Amendment No. 1 but not defined herein have the meaning ascribed to them in the Schedule 14D-9.
Item 15. Additional Information.
Item 15 is hereby amended and supplemented to add the following information:
     The Offer expired at 5:00 p.m., New York City time, on Tuesday, June 2, 2009. The Company has been informed by Hearst that Hearst will purchase all of the Series A Shares validly tendered in response to its Offer. Hearst has advised the Company that as of the expiration of the Offer, a total of approximately 13,763,289 Series A Shares had been tendered, which includes approximately 347,197 shares subject to guaranteed delivery and represents approximately 80% of the outstanding shares not owned by Hearst and, together with the shares already beneficially owned by Hearst, approximately 96% of the outstanding shares of the Company’s common stock. Hearst has further advised the Company that after it completes its purchase of all the tendered shares, it will implement a merger in which the Company will become a wholly-owned subsidiary of Hearst and change its name to Hearst Television Inc. In the merger, all shares held by the remaining public shareholders of the Company will be cancelled and, subject to the shareholders’ rights to exercise statutory appraisal rights, converted into the right to receive $4.50 per share in cash, without interest. Hearst has stated that it expects to complete the merger within the next several business days. Following the merger, the Company’s shares will cease to be traded on the New York Stock Exchange.
Item 16. Exhibits.
Item 16 is hereby amended and supplemented to add the following exhibits:

Exhibit No.	Description

(a)(26)	Amendment No. 2 to the Schedule TO, filed by Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust on June 3, 2009 (incorporated by reference).*

(a)(27)	Press release dated June 3, 2009 titled Hearst Corporation Completes Tender Offer for Shares of Hearst-Argyle Television (incorporated by reference to Exhibit (a)(1)(x) of the Schedule TO filed by Hearst with the SEC on June 3, 2009).*

(a)(28)	Press release dated June 3, 2009 titled Hearst Corporation Completes Tender Offer for Shares of Hearst-Argyle Television (incorporated by reference to Exhibit (a)(14) of Amendment No. 2 to the Schedule 14D-9/A filed by Hearst-Argyle with the SEC on June 3, 2009).

*	Indicates a document prepared by Hearst. The Company takes no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Hearst to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.
By:	/s/ David Barrett
	Name:	David J. Barrett
	Title:	President and Chief Executive Officer

Dated: June 3, 2009

3